UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Damen Financial Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value of $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  235 906 104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Jackson Boulevard Fund, Ltd.
                          Paul Duggan  (312) 360-9100
                       53 West Jackson, Chicago, IL 60604
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 3, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (12-91) Page 1 of 8

                                 SCHEDULE 13D

  CUSIP NO. 235906104                                        PAGE 2 OF 8 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Fund, Ltd.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             118,700
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          118,700
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      118,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.16%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 2 of 8

                                 SCHEDULE 13D

  CUSIP NO. 235906104                                        PAGE 3 OF 8 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Equities, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             118,700
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          118,700
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      118,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.16%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 3 of 8

                                 SCHEDULE 13D

  CUSIP NO. 235906104                                        PAGE 4 OF 8 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          250,800
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          250,800
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      250,800
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.69%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 4 of 8

ITEM 1.  SECURITY AND ISSUER
----------------------------

     This Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Damen Financial Corporation (the "Company"), with its principal executive offices located at 200 West Higgins Road, Schaumburg, IL 60195-3780.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

     This Schedule 13D is being filed by the following reporting persons:

     (i)       Jackson Boulevard Fund, Ltd. ("Jackson Fund")
     (ii)      Jackson Boulevard Equities, L.P. ("Jackson Equity")
     (iii)     Jackson Boulevard Partners ("Jackson Partners")

     Jackson Fund, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Jackson Equity, a limited partnership organized under the laws of the state of Illinois. Jackson Equity is a private investment partnership engaged in the purchase and sale of securities for investment for its own account. Jackson Fund is in the business of serving as the general partner of Jackson Equity and other investment partnerships. Paul
J. Duggan ("Duggan") is the sole stockholder and an officer and director of Jackson Fund. The business address of Jackson Fund, Jackson Equity, and Jackson Partners is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604.

     Jackson Partners is an Illinois General Partnership. Paul J. Duggan is the managing general partner of Jackson Partners. Jackson Partners engages in the purchase and sales of securities for it's own account.

     Jackson Fund, Jackson Equity, and Jackson Partners have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor were either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     As of February 3, 1997, Jackson Equity was the owner of record and the beneficial owner of 118,700 shares. The source of funds used by Jackson Equity to purchase the shares was Jackson Equity's working capital. Jackson Equity, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Equity's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Equity.

     Jackson Fund has a 3% ownership interest in the funds or property of Jackson Equity in addition to its interest as general partner of Jackson Equity. Duggan and his wife, Deborah Duggan ("Deborah"), have invested as limited partners in Jackson Equity.

     As of October 2, 1995, Jackson Partners was the owner of record and the beneficial owner of 250,800 shares. The source of funds used by Jackson Partners to purchase the shares was Jackson Partner's working capital. Jackson Partners, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Partners obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Partners. Jackson Partners owns 3.3% of Jackson Equity as a Limited Partner. Duggan and Deborah are partners in Jackson Partners.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

     Jackson Equity and Jackson Partners originally acquired the shares of Damen Financial for investment purposes. As of this date, we have changed our purpose from passive to influencing the management on items suggested under purpose of transaction such as d, e, f, and g. See attached letter (exhibit A).

     Jackson Equity and Jackson Partners would like Damen Financial Management to:

     1.   Reinstitute stock buybacks.
     2.   Increase Board of Directors by two to add competent financial talent.
     3.   Pay a one-time special dividend.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     (a)  Number and Percentage
          ---------------------

          Jackson Equity beneficially owns 118,700 shares representing 3.16% of the outstanding shares. Jackson Fund beneficially owns 118,700 shares.

          Jackson Partners beneficially owns 250,800 shares representing 6.7% of the outstanding shares.

     (b)  Power to Vote/Dispose of Shares
          -------------------------------

          Jackson Equity does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Equity has the shared power to vote and the shared power to dispose of 118,700 shares.

          Jackson Fund (as the general partner of Jackson Equity) does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Fund has the shared power to vote and the shared power to dispose of 118,700 shares.

          Jackson Partners has the sole power to vote or to dispose of any of its shares.

     (c)  Purchases in the Last 60 Days
          -----------------------------

          The following table details the transactions by Jackson Equity and Jackson Partners within the 60 days period prior to the date of filing of this
Schedule 13D.


                                                                            Type
     Seller             Date            Amount           Price         of Transaction
     ------             ----            ------           -----         --------------

Jackson Equity         1/30/97          1,000            $13.25        Sold over the
                                                                       counter

Jackson Partners       1/30/97          2,000            $13.25        Sold over the
                                                                       counter

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER
---------------------------

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

     Exhibit A - Letter to management attached.

OTHER.  AGREEMENT REGARDING JOINT FILING
----------------------------------------

     The undersigned hereby agree that this statement on Schedule 13D relating to shares of Common Stock, $.01 par value, of Damen Financial Corporation, be, and any amendments to this Statement will be, filed on behalf of each of the undersigned.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 1997


                                       JACKSON BOULEVARD EQUITIES, L.P.

                                       By:   JACKSON BOULEVARD FUND, LTD.,
                                             General Partner


                                       By:   /s/ PAUL J. DUGGAN
                                             -------------------------
                                             Paul J. Duggan, President


                                       JACKSON BOULEVARD FUND, LTD.


                                       By:   /s/ PAUL J. DUGGAN
                                             -------------------------
                                             Paul J. Duggan, President



                                       JACKSON BOULEVARD PARTNERS


                                       By:   /s/ PAUL J. DUGGAN
                                             -------------------------
                                             Paul J. Duggan, President

                                                                Exhibit A

                  [LETTERHEAD OF JACKSON BOULEVARD FUND LTD.]



                                       February 3, 1997



Ms. Mary Beth Poronsky Stull
Damen Financial Corp.
200 West Higgins
Schaumburg, IL 60195

Dear Mary Beth;

We are in receipt of many pieces of recent correspondence from Damen Financial Corporation including your year-end proxy statement and various press releases. My office has also had conversations with you and Jerry Gartner.

I recently voted 370,000 shares in favor of your re-election and that of Janine's.

I am writing to express my disappointment with the current situation regarding Damen Financial Corporation.

The stock opened in October of 1996 at around $11.75 per share. Since that opening day, the stock has grown approximately 10%. This 10% growth is very low relative to all the other savings and loans, not only in the Chicagoland area, but on a national level. The average thrift stock during the same period of time is probably up in excess of 30%.

I think there are two primary reasons for the poor performance of Damen
Financial.

1.    Damen's failure to properly carry out a stock buy back program.

2. The ever increasing cost of running Damen Financial (salaries, overhead, etc.) versus the lack of increase in additional revenues. Officers' compensation, for example, is up dramatically without any stock price increase.

Book value of the company is virtually unchanged in the last 15 months. No buybacks have taken place since approximately October 1st. Additionally, no special dividends have been paid.

Page Two
Mary Beth Poronsky Stull
February 3, 1997



As I have indicated to you in telephone conversations, I find fault with the advice that Damen has been receiving. I think you need to reconsider your source of advice. I think you need someone to guide you through buyback programs, return of capital issues, and efficiency ratio analysis.

I urge you to consider adding two spots to the Board of Director. I think these two spots could be filled from the quality financial talent available in the Chicagoland area. I would be available to give you a number of qualified individuals that would be capable of serving on your Board.

I would suggest you consider interviewing Mr. J. Dennis Huffman as a possible board member. Mr. Huffman was Chief Lending Officer and COO at Beverly Bank in Chicago. He also served three years with the Resolution Trust Corporation (RTC) in their Savings and Loan area. He could assist you in strategic planning, corporate restructuring, various corporate lending areas and perhaps coordinate with advisors such as Robert Baird or Chicago Corp.

I urge you to reinstate your buyback program and pay a special dividend. I stand ready to meet with you at your earliest convenience to discuss these issues and look forward to seeing you at the annual meeting.

I am sure, with the proper implementation of these procedures, Damen Financial can thrive in this marketplace and all shareholders will be properly compensated for their investment and risk.

Thanks, in advance, for your cooperation on these issues.

Very truly yours,

/s/ PAUL J. DUGGAN
------------------
Paul J. Duggan

PJD/sr

                     APPENDIX OF PREVIOUSLY FILED SCHEDULE


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.   )*
                                              --

                          Damen Financial Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value of $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  235 906 104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Jackson Boulevard Fund, Ltd.
                         Carey Gardella  (312) 360-9100
                       53 West Jackson, Chicago, IL 60604
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 2, 1995
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (12-91) Page 1 of 8

                                 SCHEDULE 13D

  CUSIP NO. 235906104                                        PAGE 2 OF 8 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Fund, Ltd.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             81,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          81,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      81,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 2 of 8

                                 SCHEDULE 13D

  CUSIP NO. 235906104                                        PAGE 3 OF 8 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Equities, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             81,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          81,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      81,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 3 of 8

                                 SCHEDULE 13D

  CUSIP NO. 235906104                                        PAGE 4 OF 8 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          298,200
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          298,200
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      298,200
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 4 of 8

ITEM 1.  SECURITY AND ISSUER
----------------------------

     This Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Damen Financial Corporation (the "Company"), with its principal executive offices located at 200 West Higgins Road, Schaumburg, IL 60195-3780.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

     This Schedule 13D is being filed by the following reporting persons:

     (i.)      Jackson Boulevard Fund, Ltd. ("Jackson Fund")
     (ii)      Jackson Boulevard Equities, L.P. ("Jackson Equity")
     (iii)     Jackson Boulevard Partners ("Jackson Partners")

     Jackson Fund, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Jackson Equity, a limited partnership organized under the laws of the state of Illinois. Jackson Equity is a private investment partnership engaged in the purchase and sale of securities for investment for its own account. Jackson Fund is in the business of serving as the general partner of Jackson Equity and other investment partnerships. Paul
J. Duggan ("Duggan") is the sole stockholder and an officer and director of Jackson Fund. The business address of Jackson Fund, Jackson Equity, and Jackson Partners is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604.

     Jackson Partners is an Illinois General Partnership. Paul J. Duggan is the managing general partner of Jackson Partners. Jackson Partners engages in the purchase and sales of securities for it's own account.

     Jackson Fund, Jackson Equity, and Jackson Partners have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor were either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     As of October 2, 1995, Jackson Equity was the owner of record and the beneficial owner of 81,000 shares. The source of funds used by Jackson Equity to purchase the shares was Jackson Equity's working capital. Jackson Equity, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Equity's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Equity.

     Jackson Fund has a 3% ownership interest in the funds or property of Jackson Equity in addition to its interest as general partner of Jackson Equity. Duggan and his wife, Deborah Duggan ("Deborah"), have invested as limited partners in Jackson Equity.

     As of October 2, 1995, Jackson Partners was the owner of record and the beneficial owner of 298,200 shares. The source of funds used by Jackson Partners to purchase the shares was Jackson Partner's working capital. Jackson Partners, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Partners obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Partners. Jackson Partners owns 4% of Jackson Equity as a Limited Partner. Duggan and Deborah are partners in Jackson Partners.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

     Jackson Equity and Jackson Partners acquired the shares for investment purposes, and only in the ordinary course of its business or investment activities. In the ordinary course of business, the reporting parties from time to time evaluate holdings of securities and will continue to review the prospects of the Company, and based upon such evaluation and on market conditions, economic conditions and other relevant factors, may in the future acquire additional shares or dispose of shares.

     The reporting persons under this Schedule 13D have no present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. In the future, however, the reporting persons reserve the right to adopt such plans or proposals subject to applicable regulatory requirements, if any.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     (a)  Number and Percentage
          ---------------------

          Jackson Equity beneficially owns 81,000 shares representing 2% of the outstanding shares. Jackson Fund beneficially owns 81,000 shares.

          Jackson Partners beneficially owns 298,200 shares representing 7.5% of the outstanding shares.

     (b)  Power to Vote/Dispose of Shares
          -------------------------------

          Jackson Equity does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Equity has the shared power to vote and the shared power to dispose of 81,000 shares.

          Jackson Fund (as the general partner of Jackson Equity) does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Fund has the shared power to vote and the shared power to dispose of 81,000 shares.

          Jackson Partners has the sole power to vote or to dispose of any of its shares.

     (c)  Purchases in the Last 60 Days
          -----------------------------

          The following table details the transactions by Jackson Equity and Jackson Partners within the 60 days period prior to the date of filing of this
Schedule 13D.


                                          Amount          Average
                        Date of             of           Price Per             Type
     Buyer            Transaction         Shares           Share          of Transaction
     -----            -----------         ------           -----          --------------
Jackson Equity          10/2/95           81,000          $11.74        Purchased over the
                                                                        counter

Jackson Partners        10/2/95          285,700          $11.73        Purchased over the
                                                                        counter

Deborah Duggan          10/2/95           12,500          $10.00        Purchase in I.P.O
                                                                        by Deborah Duggan

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER
---------------------------

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

     No Exhibits are required to be filed.

OTHER.  AGREEMENT REGARDING JOINT FILING
----------------------------------------

     The undersigned hereby agree that this statement on Schedule 13D relating to shares of Common Stock, $.01 par value, of Damen Financial Corporation, be, and any amendments to this Statement will be, filed on behalf of each of the undersigned.

                            SIGNATURES
                            ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 2, 1995


                                       JACKSON BOULEVARD EQUITIES, L.P.

                                       By:  JACKSON BOULEVARD FUND, LTD.,
                                            General Partner


                                       By:   /s/ PAUL J. DUGGAN
                                             -------------------------
                                             Paul J. Duggan, President


                                       JACKSON BOULEVARD FUND, LTD.


                                       By:   /s/ PAUL J. DUGGAN
                                             -------------------------
                                             Paul J. Duggan, President


                                       JACKSON BOULEVARD PARTNERS


                                       By:   /s/ PAUL J. DUGGAN
                                             -------------------------
                                             Paul J. Duggan, Partner

                  [LETTERHEAD OF JACKSON BOULEVARD FUND LTD.]



                                       October 10, 1995



VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C.  20549

Attention:  File Desk

     Re:  Schedule 13D
          Damen Financial Corp.

Ladies and Gentlemen:

     On behalf of Jackson Boulevard, Fund, Ltd., Jackson Boulevard Partners and Jackson Boulevard Equities, L.P., enclosed herewith for filing is one originally executed and six copies of Schedule 13D. Because this is an initial filing, we also have enclosed a check in the amount of $100.

     Kindly acknowledge receipt of the enclosed by stamping as received the attached copy of this letter and returning it to me in the self-addressed, stamped envelope provided herein.

                                       Very truly yours,


                                       /s/ PAUL J. DUGGAN
                                       -------------------------
                                       Paul J. Duggan

Enclosures

cc:  Damen Financial Corp.